

January 20, 2011

via U.S. mail and facsimile

John V. Genova, Chief Executive Officer
Sterling Chemicals, Inc.
333 Clay Street, Suite 3600
Houston, Texas 77002-4109

> **RE:** **Sterling Chemicals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 24, 2010**
> **File No. 000-50132**

Dear Mr. Genova:

We have reviewed your response letter dated January 7, 2011, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 3. Legal Proceedings, page 18

1. We note your response to comment 2 in our letter dated December 29, 2010. Please advise us as to whether the terms of the settlement were material to your company.

Exhibits 31.1 and 31.2

2. We note your response to comment 3 in our letter dated December 29, 2010. Please file amendments to the Form 10-K and each Form 10-Q as previously requested. Please note that the amendments may be filed when all outstanding comments have been resolved.

Form 10-Q for the Fiscal Quarter ended September 30, 2010

Item 4T. Controls and Procedures, page 20

3. We note the qualification that your disclosure controls and procedures are designed to provide "reasonable assurance". Please advise us as to whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Please also comply with this comment in future filings.

    You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, Andy Schoeffler, Staff Attorney, at (202) 551-3748 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                              Sincerely,

                                              Terence O'Brien
                                              Accounting Branch Chief